Exhibit 99.1

Resolutions of the Annual General Meeting of Members

TAINAN, Taiwan – September 6, 2017 – Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, held its annual general meeting on September 6th , 2017, which passed the following resolution:

1. Shareholder(s) Adoption of the Company’s 2016 Audited Accounts and Financial Reports

2. Retirement and Re-election of Mr. Yan-Kuin Su as an Independent Director of the Company